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SEC FILE NUMBER
8-69913

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EC Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 Gold Street, Second Floor
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers	(212)668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Dorman Matisoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EC Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Florida St Lucie County

GERALDINE PIERRE-FLEURIMOND
Notary Public - State of Florida
Commission # HH 24703
My Comm. Expires Jul 28, 2024

Signature: ______________________

Title: CEO/CCO

Geraldine Pierre-Fleurimond

Notary Public

This notarial act was an online notarization

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EC Securities LLC

Financial Statements
and Supplemental Schedules

As of and for the Year Ended December 31, 2023

Contents

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Management and Sole-Member of
EC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EC Securities LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Mazars USA LLP

Woodbury, NY
February 22, 2024

Statement of Financial Condition
As of December 31, 2023

ASSETS	
Cash	$ 742,712
Other receivables	9,700
Prepaid expenses	20,652
TOTAL ASSETS	$ 773,064
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Due to Parent	$ 48,359
Accounts payable and accrued expenses	24,513
TOTAL LIABILITIES	72,872
Member's Equity	700,192
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 773,064

The accompanying notes are an integral part of these financial statements.

Statement of Operations
Year Ended December 31, 2023

REVENUE:	
Brokered transfer fees	$ 640,149
Placement fees	68,000
Total revenues	708,149
EXPENSES:	
Professional fees	417,947
Compensation and benefits	114,997
Platform licensing fee	60,000
Other expenses	49,840
Regulatory fees	29,098
Occupancy expense	4,756
Total expenses	676,638
NET INCOME	$ 31,511

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2023

Balance at January 1, 2023	$ 168,681
Capital contributions	500,000
Net income	31,511
Balance at December 31, 2023	$ 700,192

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended December 31, 2023

OPERATING ACTIVITIES:	
Net income	$ 31,511
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in other receivables	(9,700)
Decrease in prepaid expenses	494
Decrease in accounts receivable	21,875
Decrease in due to Parent	(372,902)
Increase in accounts payable and accrued expenses	19,895
Net cash used in operating activities	(308,827)
FINANCING ACTIVITIES:	
Capital contributions	500,000
Net cash provided by financing activities	500,000
NET INCREASE IN CASH	191,173
CASH, BEGINNING OF YEAR	551,539
CASH, END OF YEAR	$ 742,712

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
As of and for the year ended December 31, 2023

1. Organization and Nature of Business

EC Securities LLC (the "Company") is a California limited liability company, that engages solely in the private placement of securities. The Company is a broker- dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities, including private offerings of certain digital securities, and mergers and acquisitions advisory services.

On December 13, 2021, the Company became a wholly-owned subsidiary of AL Advisors Management, Inc. ("ALAM" or "Parent"). The liability of the Parent for the loses, debts, and obligations of the Company is limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2023.

Receivables and Allowance for Credit Losses
The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Receivables are stated at face amount with no allowance for doubtful accounts as the Company concluded it did not have any expected credit losses.

Due to Parent
Due to Parent represents amounts due for expenses allocated to the Company under the terms of the expense sharing agreement for various operational costs and expenses, as well as for the reimbursement for direct and indirect expenses paid by the Parent on behalf of the Company. These amounts are short-term in nature, and accordingly, their carrying amount approximates fair value.

Notes to Financial Statements
As of and for the year ended December 31, 2023

Revenue
The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

Placement Fees
The Company earns revenue by identifying and introducing new potential investors to investments in Funds offered by various investment advisers. The revenue for these placement services is generally recognized at the point in time that the performance obligation under the contract is complete. The Company's placement fee contracts typically contain one performance obligation that consists of the closing of a private offering of digital securities or private securities. The transaction price for placement fees is defined in the Company's agreement with the investment advisers.

For the year ended December 31, 2023, the Company earned $68,000 of placement fees revenue, of which $39,000 (approximately 57% of total placement fees) was received from SAX Capital LLC, a wholly owned subsidiary of the Parent. Placement fees receivables as of December 31, 2023 and 2022 totaled $0 and $21,875, respectively.

Brokered Transfer Fees
During 2023, the Company directly brokered secondary market private security transfers. The Company represents either the buyer, the seller, or both parties in the purchase and sale of private securities. The Company earns a brokerage fee for services provided. The transaction price and the brokerage fee, is defined on a transaction by transaction basis within the Securities Purchase Agreement and is generally an agreed upon percentage of the private securities purchase price. The Company has a single performance obligation when acting as the broker and revenue is recognized at the point in time of completion of the purchase and sale through a final close of the security transaction.

For the year ended December 31, 2023, the Company earned $640,149 of brokered transfer fees, of which $24,511 was received from AngelList Advisors LLC, an affiliate. In addition, $423,355 of brokered transfer fees were earned in connection with affiliated issuers, which represents approximately 66% of total brokered transfer fees.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the income tax return for the Parent. As such, the Company has reflected no tax expense in the financial statements attributable to the Company's stand-alone operations.

ASC 740, *Income Taxes*, provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2023.

Notes to Financial Statements
As of and for the year ended December 31, 2023

3. Financial Instruments and Concentration of Credit Risk

The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2023, $492,712 was in excess of FDIC insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

4. Related-Party Transactions

On December 13, 2021, the Company entered into an expense sharing arrangement with ALAM which was amended on March 14, 2023. Under this expense sharing arrangement, ALAM agreed to cover various operational costs and expenses and the Company has agreed to reimburse the Parent for all direct and indirect expenses paid or otherwise incurred by the Parent on the Company's behalf. For the year ended December 31, 2023, the total fees charged to the Company by the Parent were $205,182 and any amounts unpaid at December 31, 2023, are included in the statement of financial condition as Due to Parent.

Included on the statement of operations are the following covered expenses:

Compensation and benefits	$	114,997
Professional fees		57,210
Other expenses		28,040
Occupancy expense		4,756
Regulatory fees		179
	$	205,182

The Company entered into a Platform Licensing Fee Agreement ("Licensing Agreement") on May 1, 2021 (with a one year term renewable at the Company's option), with ALAM. The Licensing Agreement allows the Company access and administrative privileges to certain ALAM Platform tools to facilitate the identification of potential buyers and sellers of privately placed securities. As consideration for the Licensing Agreement, the Company paid ALAM a monthly fee of $5,000 for the year ended December 31, 2023. During the year ended December 31, 2023, total platform licensing fees expensed under the Licensing Agreement was $60,000.

Also, see note 2 for placement fees and brokered transfer fees earned from affiliates.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $669,840, which was $664,840 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 10.88%.

On February 24, 2023, the Company's banking relationship was unexpectedly terminated and the funds in the Company's account were frozen with no reason provided by the bank. Since the Company did not have access to its cash, the cash in the bank became a non-allowable asset, causing a net capital violation. The Company notified FINRA of the capital deficiency on February 28, 2023. The Company later opened a new bank account on March 1, 2023 and received a capital contribution from its Parent in the amount of $500,000 by March 3, 2023 to cure the net capital deficiency. On March 3, 2023, the violation was fully cured. Management has determined that there were no other net capital violations during 2023 or at December 31, 2023.

Notes to Financial Statements
As of and for the year ended December 31, 2023

6. Estimates and Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred.

7. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2023, through the date of this report and determined that there were no events or transactions which took place that would have a material impact on the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

MEMBER'S EQUITY	$ 700,192
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Other receivables	(9,700)
Prepaid expenses	(20,652)
NET CAPITAL	$ 669,840
AGGREGATE INDEBTEDNESS:	
Due to Parent	48,359
Accounts payable and accrued expenses	24,513
	$ 72,872
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar requirement	$ 5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 4,858
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 5,000
Excess net capital	$ 664,840
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 662,553
Percentage of aggregate indebtedness to net capital	10.88%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5 as of December 31, 2023, filed on January 25, 2024

Schedule II - Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3 but rather relies on Footnote 74 of the SEC Release No. 34-70073, as stated in the FINRA membership agreement. The Company limits its business activities exclusively to private placement of securities, including private offerings of certain digital securities, and mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Management and Sole-Member of
EC Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) EC Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) private placement of securities, including private offerings of certain digital securities, and 2) mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Mazars USA LLP

Woodbury, New York
February 22, 2024

EC Securities LLC
Exemption Report
Year ended December 31, 2023

To whom it may concern:

EC Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, including private offerings of certain digital securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kimberly D. Matisoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kimberly D Matisoff

Title: CEO/CCO

Date: February 22, 2024